Exhibit 99.1

RNS Number: 4342V
Wolseley PLC
13 February 2004

NEWS RELEASE
14 February 2004

Wolseley plc
Update on Recent Acquisition Activity

Wolseley plc, the world’s largest specialist trade distributor of plumbing, heating and building materials products provides an update on recent acquisitions.

Since the announcement of the acquisition of Tobler Management Holding AG (“Tobler”) for £52 million on 1 December 2003 a further five additional distribution businesses in Europe and the USA have been acquired for an aggregate consideration of approximately £11 million in cash.

These acquisitions bring Wolseley's total spend on acquisitions, including debt acquired, since the beginning of the financial year, to approximately £78 million. In total, the nine acquisitions completed to date are expected to add approximately £200 million to group turnover in a full year. Goodwill related to these acquisitions is estimated to be around £34 million.

Details of the additional five acquisitions are set out below.

European Distribution

In January 2004, PBM, in France, acquired Groupe Simoni, a building materials distributor with sales of £8.6 million in the year to 31 December 2002 and net assets of £1.6 million at that date. Groupe Simoni operates out of five branches in the south east of France.

North America Plumbing and Heating Distribution

In December 2003, Ferguson acquired High Country Plumbing, a wholesale distributor of plumbing materials in Steamboat Springs, Colorado. High Country Plumbing had sales of £1.6 million in the year to 31 December 2002 and net assets of £0.7 million at that date.

In January 2004, Ferguson also acquired certain assets from the receiver of The Builders Group of Companies headquartered in Addison, Illinois. The net assets acquired of this plumbing products distributor were £1.7 million. The acquisition strengthens Ferguson's position in Illinois, Florida and Indiana.

US Building Materials division

In February 2004, Stock Building Supplies acquired two building products distributors. Smyth Lumber of Orlando, Florida sells lumber and millwork and also has a strong business in value added products such as roof and floor trusses. It had sales of £16.5 million in the year to 31 December 2002 and net assets of £7.1 million at that date. The other acquisition was Jeld-Wen's Fort Wayne, Indiana facility which had sales of £5.2 million in the year to 31 December 2002 and net assets of £3.4 million at that date.

The segmental split of the total acquisition spend since 1 August 2003 has been:

Division	No. of	Spend £
	Acquisitions	million
European Distribution	2	57
US Building Materials Distribution	3	9
North American Plumbing & Heating	4	12
Distribution
TOTAL	9	78

Charlie Banks, Group Chief Executive of Wolseley said:

“As we said in our trading statement on 14 January 2004, the underlying performance of the group remains strong. These five bolt-on acquisitions will further strengthen our presence in Europe and North America, and they support our strategy of growing the business via acquisition and organic growth.”

Exchange Rates

The following exchange rates have been used for the five acquisitions noted above:

£1 = $1.88, £1 = €1.47

This announcement contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934). By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements.

FURTHER INFORMATION:

Wolseley plc	Brunswick Group Ltd
Tel: 0118 929 8700	Tel: 020 7404 5959

Guy Stainer – Head of Investor Relations	Sophie Fitton

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2003 were approximately £8.2 billion and operating profit, before goodwill, was £473 million. Wolseley has around 47,000 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOL.L, NYSE: WOS) and is in the FTSE 100 listed companies.

This information is provided by RNS
The company news service from the London Stock Exchange

END